UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 24, 2020
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F X
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release:
ANGLOGOLD ASHANTI LIMITED PROVIDES UPDATE ON
STATUS OF SOUTH AFRICAN ASSETS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

PRESS RELEASE
24 March 2020
AngloGold Ashanti Provides Update on Status of South African Assets
(Press Release) – AngloGold Ashanti notes the announcement on Monday evening by
South Africa’s State President Cyril Ramaphosa that the country would go into a nationwide lockdown for 21 days in an effort to slow the spread of COVID-19.
The health and safety of our employees remains our first priority. AngloGold Ashanti is fully supportive of efforts to slow the spread of COVID-19, and is working alongside the authorities in this regard.
As a result of the President’s order, AngloGold Ashanti will temporarily suspend production from its South African Operations for three weeks as of midnight on 26 March 2020. These operations will be safely placed into care and maintenance over that period. Plans will be developed to help safely regain production delayed by this shutdown, where possible.
The South African operations include the Mponeng Mine, Mine Waste Solutions and surface rock-dump processing operations. These operations produced 419,000oz for the year ended
31 December 2019.
An agreement has been reached to sell these assets to Harmony Gold Mining Co., a transaction which is expected to close on about June 30 of this year, subject to certain conditions precedent. Both parties remain committed to the transaction.
AngloGold Ashanti announced on Friday, 20 March 2020, that it would suspend production at its Cerro Vanguardia mine in Argentina until the end of the March, in line with a suite of
COVID-19-related work and travel restrictions imposed by the Argentinian Government.
The rest of AngloGold Ashanti’s mines continue to operate, employing a suite of measures to mitigate the risk of the spread of the COVID-19 virus.
AngloGold Ashanti is continually monitoring the situation related to the COVID-19 outbreak as it unfolds and remains in close contact with authorities in each country, with our employees and with our key suppliers and other business partners, to help ensure business continuity and mitigate any interruptions that may occur.
For additional information on AngloGold Ashanti’s response to COVID-19, please refer to our website.
Ends
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS
Media
Stewart Bailey +27 11 637 6031 / +27 81 032 2563
sbailey@anglogoldashanti.com

General inquiries
media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526/ +1 646 379 2555
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322
sbrockman@anglogoldashanti.com
yrchowthee@anglogoldashanti.com
fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements.
Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2018, which has been filed with the
United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
The financial information contained in this document has not been reviewed or reported on by the Company’s external auditors.
Non-GAAP financial measures This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: March 24, 2020
By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance